Agreement on Investment

Party A : Jinan Yinquan Technology Co.,Ltd. (hereafter referred as Yinquan)

Party B: Beijing PowerUnique Technologies Co.,Ltd. (hereafter referred as BPUT)

Where as,

(1)

The info security market is virgin and with great potential;

(2)

BPUT is equipped with a good team, advanced info security technologies and products, which allows them extensive sales channels and a better development prospect;

(3)

BPUT has mature market channels (with many distributors in most provinces),and their clients are also compatible with Yinquan’s services;

(4)

Both the Board of Directors of Yinquan and BPUT reached an agreement on the acquisition terms.

In accordance with the provisions in relevant laws of PRC, both parties mentioned above have obtained appropriate authorization to sign and execute this agreement. Both parties shall bear binding obligations stipulated in relevant terms during the execution. Based on consensus, both parties agree followings:

1. Both parties agree that Yinquan invest RMB4,000,000 to BPUT, after the investment, the registered capital of BPUT will increase to RMB5,000,000, while Yinquan possesses 80% shares of BPUT.

2. The original shareholders and Board of Directors agree to transfer another 20% shares to Yinquan at appropriate time. The acquisition shall be according to the evaluation of the third party, upon the fair value  in the premise of being benefit for the long-term development of Yinquan and BPUT..

3. Restriction terms for BPUT:

   (1)  There should be a stability period of at least 3 years, i.e. the main officers of present management team will not suppose to resign from BPUT in at least 3 years;

   (2)  BPUT should establish an international team within 3 years;

   (3)  After finishing the acquisition, the revenue and profit growth rate shall keep at more than 50% within the first 3 years for BPUT; and,

   (4)  Maintain the leading level and position in the technologies field of info security products.

4. Restriction terms for Yinquan:

(1) After the completion of the acquisition, Yinquan should assure the support BPUT in cash flow required by operation;

  (2)  Make its best effort to help BPUT become bigger and better.

5. Yinquan will assign another 3 directors to join BPUT’s board of directors,

while Yinquan agrees Mr. Dong Shile and Mr. Qi Dawei to join the Board of

Directors of China VoIP & Digital Telecom Inc.

6. Both parties shall comply the terms in this agreement, and any party can not change, suspend or terminate this agreement unless force majeure occurs,

otherwise, the default party shall bear default responsibility. During the execution of this agreement, any default party shall bear the loss of the other party incurred by its default.

7. This agreement are in quadruplicate, each party has two copies.

8. After this agreement signed, Party B shall be responsible for applying for the approval from the relevant authorities, including industrial and commerce department, taxation department and foreign trade department. After all the approvals obtained, this agreement shall be deemed effective.

Party A: Jinan Yinquan Technology Co.,Ltd.   Party B: Beijing PowerUnique Technologies Co.,Ltd.

Representative: Li Kunwu                   Representative: Dong Shile

                                          April 5, 2008

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